

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2017

Mr. Jonathan Duskin
CEO and PM
Macellum Capital Management, LLC
99 Hudson St., 5th Floor
New York, New York 10013

> **Re:** **Citi Trends, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 21, 2017 by Macellum SPV III, LP et al.**
> **File No. 000-51315**

Dear Mr. Duskin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to specify which three individuals are the Macellum nominees and the class to which each nominee will be designated. On the latter point, please revise your disclosure on page 22 to reflect, if true, that the Class II nominee receiving the highest number of affirmative votes will be elected as the Class II director and the two Class III nominees receiving the highest number of affirmative votes will be elected as the Class III directors.

2. Please provide support for the following statements:

   - "We have substantial experience … assisting [consumer and retail companies] in improving their long-term financial and stock price performance."

- Macellum has engaged in proxy contests that have "effectuate[d] meaningful change"

Background to the Solicitation, page 5

3. With respect to disclosure regarding the meeting on March 8, 2017, please provide support for the assertion that the Company indicated that it would not commit to appointing any new directors to the Board. Please also clarify whether Mr. Duskin insisted that he be on the Board.

We Are Concerned with the Company's Poor Corporate Governance, page 12

4. We note the statement that "independent directors … are only expected to attain stock ownership with a fair market value equal to 2x the annual base cash retainer paid to directors." The Company's most recent Form 10-K appears to indicate that the current standard is 3x that amount. Please revise, or advise otherwise.

We Are Concerned with the Lack of Relevant Skill-Set on the Board, page 12

5. Disclosure states that Mr. Anderson's "professional experience is only informed by his 15 years at the Company." The biography of Mr. Anderson appears to contradict this. Please revise, or advise otherwise.

Incorporation by Reference, page 25

6. Please specify the "other things," information about which will be provided in accordance with Rule 14a-5(c) of Regulation 14A.

Form of Proxy

7. Please specify the other participants on whose behalf the solicitation is made.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. Jonathan Duskin
Macellum Capital Management, LLC
Page 3

cc: Elizabeth R. Gonzalez-Sussman, Esq.
        Olshan Frome Wolosky LLP